82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030512

REGISTRANT'S NAME: Wal Mart De Mexico

*CURRENT ADDRESS:

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 4609 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/7/02

Our people make the difference



WAL★MART
MEXICO

CONTENTS

Financial Highlights	1
Letter to Our Shareholders	2
Results for the Year	4
Every Day Low Prices	6
Productivity	8
Growth	10
Modernization of Our Units	12
WALMEX in the Market	14
Human Capital	16
WALMEX and the Community	18
Financial Summary	20
Consolidated Financial Statements	21

Contribution to
Sales



Sam's Club

Membership wholesale outlets targeting businesses and consumers buying large volumes. Food accounts for 47% of total sales.

46 UNITS
4,439,364 SQUARE FEET OF SALES AREA
52 MILLION CUSTOMERS SERVED


29%



Bodega

Austere discount stores offering a limited assortment of basic merchandise, mainly food and housewares. Food accounts for 48% of sales.

105 UNITS
5,687,428 SQUARE FEET OF SALES AREA
157 MILLION CUSTOMERS SERVED


26%



Wal-Mart Supercenter

Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise. Food accounts for 45% of sales.

62 UNITS
6,268,620 SQUARE FEET OF SALES AREA
133 MILLION CUSTOMERS SERVED


28%



Superama

Supermarkets located in residential areas of Mexico City and its surroundings with a focus on quality and convenience. Food accounts for 70% of sales.

44 UNITS
761,865 SQUARE FEET OF SALES AREA
52 MILLION CUSTOMERS SERVED


7%



Suburbia

Apparel stores aiming at middle income families with a special focus on the youth market and emphasizing on private brands.

51 UNITS
2,755,336 SQUARE FEET OF SALES AREA
14 MILLION CUSTOMERS SERVED


6%



Restaurants

Restaurant chains known for their service, quality, price and location. This division includes Vips, El Porton, which offers Mexican food, and Ragazzi Italian-style restaurants.

242 UNITS
53,215 SEATS
76 MILLION CUSTOMERS SERVED


4%

Our Presence in Mexico

	REGION	SAM'S CLUB	BODEGA	WAL-MART SUPERCENTER	SUPERAMA	TOTAL SELF-SERVICE	SUBURBIA	VIPS	TOTAL
●	Mexico City	7	56	25	39	127	30	141	298
○	Center	13	36	14	5	68	14	45	127
○	Northeast	5	2	3	–	10	3	18	31
○	North	6	2	7	–	15	1	9	25
○	Northwest	7	–	6	–	13	–	7	20
○	Southeast	5	2	6	–	13	3	15	31
○	Southwest	3	7	1	–	11	–	7	18
	Total	46	105	62	44	257	51	242	550



○ 53 cities with WALMEX presence
☆ 49 cities without WALMEX presence

There are growth opportunities in at least 102 cities throughout Mexico.

WAL★MART MEXICO

82-4609

ANNUAL REPORT 2001

WAL★MEX

Financial Highlights



10,000
9,000
8,000
7,000
6,000
97
98
99
00
01

Net Sales
%



700
600
500
400
97
98
99
00
01

Income before Taxes
%

	IN MILLIONS OF DOLLARS 2001	2000	INCREASE %
Net Sales	9,669	8,430	15
Gross Profit	1,967	1,689	16
Operating Expenses	1,408	1,243	13
Operating Income	559	446	25
Income before Taxes	675	587	15
Net Income	458	407	13

Note: The financial data in this annual report has been derived by converting pesos of constant purchasing power as of December 31, 2001 into dollars at the exchange rate of 9.1575 pesos to 1.00 dollar prevailing on that same date.



550
510
470
430
390
350
97
98
99
00
01

Number of **Units**

Letter to Our Shareholders

The creativity, dedication and capacity of all our associates allowed us to obtain, once more, record results in sales, operating income and income before taxes during a year characterized by uncertainty and lack of economic growth.

Net sales for the fiscal year 2001 amounted to 9.7 billion dollars, which represents a 15% growth in real terms, after adjusting for inflation for the period, versus the sales achieved in the year 2000. The increase in comp stores, namely those units that have been in operation at least one year, amounted to 5.7%. We are extremely proud of the fact that the company has reported sales growth in comp units for 19 consecutive months. All business formats, and also all the regions in Mexico reported sales increases as a result of the greater acceptance of our "Every Day Low Prices" philosophy. This acceptance is reflected in a 12.3% growth in the number of customers served and a 2.1% increase in the average ticket.

The increase in customer count and average ticket was obtained by offering not only the best products and prices in the market, but also by offering the best shopping experience. In this respect, the work carried out in refurbishing our business units was extremely important. Throughout the year we converted into Wal-Mart Supercenters or Bodegas all the Aurrera stores we had in operation at the end of the year 2000. The conversions took place without having to close the stores to the public. We were able to concentrate in a single hypermarket format the entire range of merchandise that was previously offered by Aurrera and Supercenter, and in Bodega to better adapt to our customer's changing needs, the basic products assortment that is found in that format. The increase in sales after the conversion was higher in most of the converted units than the business format average, validating our decision. During the year we also started a refurbishing program of our Superama supermarkets. We have already remodeled ten units and the public's acceptance has been highly satisfactory.

In order to be able to offer "Every Day Low Prices" in a consistent and productive way, it is essential that our company have "Every Day Low Costs". It is in this area where our relationships with suppliers and the progress achieved in productivity and distribution efficiency play a key role. To support our Every Day Low Costs philosophy, in September we signed an agreement with Nacional Financiera (NAFIN) to support more than 3,000 micro, small and medium size companies that act as suppliers to our different business formats. The agreement includes not only access to working capital funding, but also training and modernization programs prepared by NAFIN and several public and private sector companies.

Besides this support initiative, we have established development programs for small or regional suppliers. Hence we are able to offer our customers exclusive merchandise to add more value to their shopping experience.

We obtained major productivity achievements during the year 2001. Our sales per square meter increased 4.7% versus the prior year and operating expenses accounted only for 14.6% of sales. This is the lowest level ever in the company's history. Operating income increased 25% versus the year 2000, and EBITDA increased 19%, well above the 15% increase in sales.

We continue to expand and improve our logistics network. Last November we inaugurated in Mexico City a Distribution Center for Sam's Club and we are working on another one in Guadalajara for dry goods for all the self-service formats. During the year our 4,200 associates involved in this operation were able to move over 150 million cases, or more than a 20% increase versus prior year. A more than 17% increase in the volume of fresh merchandise moved was also highly significant.

This was an especially remarkable year in terms of company growth. In our previous Annual Shareholders' Meeting we announced an 18-month expansion plan that included the opening of 62 business units. I am pleased to report to you that in only 12 months, we have almost entirely completed that program. We opened 61 units including 8 Sam's Clubs, 6 Wal-Mart Supercenters, 15 Bodegas, 4 Superamas, 2 Suburbia stores and 26 restaurants. The economic slowdown we are facing, temporary and explainable to a large extent by external phenomena, does not alter our long-term vision or our optimism of the country's growth opportunities. Hence, the expansion plan for the coming 18 months includes the opening of 67 units, or a 13% increase in sales floor and 10% increase in the number of restaurant seats. Capital investment under this program will exceed 600 million dollars and will be financed with our own resources. As of December 31, 2001 our balance sheet reflects a debt-free cash position amounting to 1 billion dollars.

Our optimism in looking forward and the achievements reached to date are based on the commitment and talent of our more than 84,607 associates, who represent our greatest strength. For us, it is a very serious endeavor to offer our associates a labor environment that will allow each one of them to reach their career development and growth goals based on their best efforts. During the year we created 9,817 new jobs and invested more than 3.3 million man-hours in activities focused on better training our people.

The social commitment we have with our associates is extremely important, but does not end there. We are very proud of having been recognized by the Mexican Philanthropy Center (CEMEFI as per initials in Spanish) as a "Socially Responsible Company." This distinction, granted for the first time in Mexico, is given to companies for their business ethics, care and preservation of the environment and community involvement. One of our basic aims is to be a good corporate citizen and we will continue striving to be of benefit to our community.

Despite a difficult environment, the year 2001 was highly satisfactory for us. I would like to thank our shareholders, suppliers and especially our associates and customers for the trust bestowed on us. We are fully convinced that future years will be even better.



Cesareo Fernandez
Chairman of the Board of Directors

Results for the Year

In 2001 the company obtained its best results ever.

Sales amounted to 9.7 billion dollars, or 15% higher than year 2000. Especially significant to us is that during the 12 months of the year our sales growth was higher than the industry's, as shown in the figures reported by the National Association of Self-service and Department Stores (ANTAD, as per initials in Spanish).



Walmex Sales vs. Antad 2001
Comparable Stores Sales Real Growth
%
10
8
6
4
2
0
-2
-4
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
WALMEX
ANTAD

The high sales levels and our efficient cost structure allowed us to earn an operating income amounting to 559 million dollars, 25% higher than prior year. EBITDA was 19% higher than the prior year and amounted to 743 million dollars. Income before taxes and net income also reported significant increases.

Our financial situation is very solid as shown by our debt-free balance sheet. At the closing of the fiscal year the cash position amounted to 1 billion dollars, notwithstanding the fact that during March we distributed a dividend of 226 million dollars and during the year invested 531 million dollars in fixed assets and repurchase of shares.


+19%
EBITDA
in millions of dollars
750
650
550
450
350
97
98
99
00
01


Operating Income
in millions of dollars
600
520
440
360
280
200
97
98
99
00
01


Consolidated Balance Sheet 2001
in millions of dollars
ASSETS
LIABILITIES
Cash
1,026
Inventories
963
Other Assets
207
Fixed Assets
3,512
Suppliers
1,343
Other Liabilities
778
Shareholders' Equity
3,587
5,708
TOTAL
5,708


484
million
precios bajos
precios bajos
precios bajos
¡Siempre! ¡Siempre!
Customers Served
Millions
500
450
400
350
300
97
98
99
0
01

Every Day Low Prices

Our **"Every Day Low Prices"** philosophy demonstrated during the year that it is the most innovative and accepted way to do business in the retail sector in Mexico. It allowed us to increase our customer base and grow the average ticket.



Average Ticket*
Dollars
22
21
20
19
18
17
20.2
21.0
21.8
97-98
BEFORE EVERY DAY LOW PRICES
99-00
INTRODUCTION OF EVERY DAY LOW PRICES
01
CURRENT
* Self-service
Operating Expenses
% of Sales
16.5
15.5
14.5
97
98
99
00
01

Throughout the year we served 484 million customers, or almost five times the total population of the country, with an average ticket per person of 20 dollars.

The success of **"Every Day Low Prices"** lies in the fact that consumers receive real and significant savings in the money they pay for their market basket in our stores. In order to be able to offer those prices we are committed to being an **"Every Day Low Cost"** company performing more efficient work processes, cutting our costs and working together with our suppliers to obtain the best market prices. We will continue striving to be more efficient in our everyday operations in order to always be able to sell at a lower price.

Productivity

Wal-Mart de Mexico is a high productivity and low-cost oriented organization. Only in this way can we offer our customers **"Every Day Low Prices."**

Some of the recently implemented productivity initiatives are:

- **Backroom program** which allows us to efficiently manage our inventory from the moment it is received at the store until it is placed on the sales floor, thus guaranteeing a timely and accurate supply of merchandise.



Sales per square foot
Dollars
520
480
440
400
97
98
99
00
01



Days of Inventory
35
30
25
20
97
98
99
00
01

- **Adjustment of store** headcount to guarantee appropriate customer service in all the stores' departments.
- **Optimization of store layout** to better use the sales floor.
- **Utilization of new materials and construction designs** to guarantee to our customers the same quality standards at a lower cost.
- **Increase our distribution capacity**, cutting costs for us and our suppliers, thus allowing us to attract and retain micro and small companies that do not have the infrastructure to directly deliver to each one of our stores.


14.1%
Return on Equity
%
14
13
12
11
10
97
98
99
00
01



61
openings
Openings per Year
65
55
45
35
25
15
5
97
98
99
00
01
corn flakes

Growth

The year 2001 was extremely important for the company in terms of openings, with the inauguration of 61 operating units, which represented a 13% increase in Self-service installed capacity and 12% in restaurant seats. It should be highlighted that during the year we opened our 100th Bodega and also our 500th and 550th units.



Square feet Constructed per Year
2,000,000
1,500,000
1,000,000
500,000
0
97
98
99
00
01
Cities with Presence
55
50
45
40
35
97
98
99
00
01

We were very pleased to open stores in six new cities throughout the year. We inaugurated Bodegas in Iguala, Gro., Salamanca, Gto., Tehuacan, Pue., Tapachula, Chis., and Fresnillo, Zac., and also a Sam's Club and a Wal-Mart Supercenter in Los Mochis, Sin. We are now present in 53 cities in the country. In future years we will continue expanding to new territories without forgetting the markets we now serve, because we are fully convinced that there are major growth opportunities throughout the country for a company like ours that follows a multi-format strategy.

We will continue with an aggressive growth pace in our installed capacity, paying attention at all times to the appropriate location of our units so as to obtain high levels of return on investment.

Modernization of Our Units

In the year 2001 a significant event for the company was the refurbishing of several of our units and especially the conversion of all the Aurrera stores. In only six months, and without closing the stores to the public, we converted 24 Aurrera units into Wal-Mart Supercenters and ten more into Bodegas.

With this conversion we reached two objectives. First, we are now able to work with only one hypermarket format, with the savings and economies of scale that this implies. Second, we can now respond more efficiently and at a lower cost to the need for basic products found in a Bodega that our customers have in several areas in Mexico City. The acceptance by our customers of these conversions has been proven by the fact that these units achieved higher sales growth after they were converted than what they had reported before the conversions.

We are also modernizing our Superama units. Ten units were entirely refurbished and the public's response has been highly positive.


YOGHURT
QUESOS PETIT SUISSE
LACTOBACILOS


PRECIO BAJO
TODOS LOS DIAS







+7.7%


WAL★MART
SUPERCENTER
Converted Units
Sales Real Growth
2001 vs. 2000
%
8
6
4
2
0
BEFORE CONVERSION
DURING CONVERSION
AFTER CONVERSION


+17,152%
Dollar Return on
WALMEX Stock*
US $466.26
US $2.70
VALUE OF 1 WALMEX SHARE AT THE BEGINNING OF QUOTATIONS IN THE MEXICAN STOCK EXCHANGE FEBRUARY 1977
VALUE OF 171 WALMEX SHARES AS OF DECEMBER 31, 2001
*A SHAREHOLDER THAT OWNED 1 SHARE IN 1977 WOULD HAVE TODAY 171 SHARES, AFTER SPLITS AND REINVESTING DIVIDENDS. THE DOLLAR RETURN OF THE STOCK OVER THAT PERIOD IS 17,152% AND COMPARES FAVORABLY TO THE 5,516% DOLLAR RETURN OF THE MEXICAN STOCK EXCHANGE INDEX IN THAT SAME PERIOD.

WALMEX
in the Market

Wal-Mart de Mexico is the most important retailer in Mexico and Latin America both in terms of sales and market value. Its shares are listed on the Mexican Stock Exchange and it is the second most important company in the Stock Exchange Index. Its market value as of December 31, 2001 was 11.9 billion dollars represented by 4.4 billion shares outstanding. Wal-Mart Stores, Inc. is the majority shareholder of Wal-Mart de Mexico and as of December 31, 2001 its equity interest represented 61.4% of the capital stock.

In 2001, Walmex distributed a 0.45 Mexican pesos per share cash dividend to all its shareholders. The total amount of this dividend distribution was 226 million dollars. 68 million dollars were also invested in repurchasing 30 million shares at a 2.20 dollars average price per share. It is important to remember that the repurchased shares are considered treasury stock and not outstanding shares and that the company's intention has always been to cancel those shares and not place them in the stock market again.



Historical Dollar Return on the Stock
%
250
200
150
100
50
0
39
18
205
63
217
68
2001
LAST 5 YEARS
LAST 10 YEARS
Walmex (reinvesting dividends)
Mexican Stock Exchange Index



Share Structure
As of December 31, 2001
Millions of Shares
"V" SERIES
"C" SERIES
3,909
88%
Free subscription with voting rights
535
12%
Free subscription with no voting rights
TOTAL
4,444
100%

Mexico's growth potential and the leadership position Wal-Mart de Mexico has in the market were reflected throughout the year by our stock's performance. In 2001 the Walmex share produced a 39% dollar return, which compares favorably to the 18% dollar return generated by the Mexican Stock Exchange Index.

Human Capital

Wal-Mart de Mexico's main strength lies in the capacity, dedication and loyalty of its associates, and the company has a permanent commitment to offer stable, well-paying jobs with the possibility to grow; growth limited only by the skills and enthusiasm of each person. The 9,817 jobs generated this year and the more than 35,000 jobs created during the last five years are something we are very proud of.



Distribution by Age
29,979
36,005
18,623
18 TO 24 YEARS
25 TO 34 YEARS
35 AND OVER
Distribution by Gender
44,951 Male
39,656 Female
84,607 TOTAL

In 2001, as in previous years, our company has been concerned with the development and training of all its people in order to have the necessary talent to provide the best possible service to our customers. More than 35,000 courses were taught in the last 12 months covering 54 different subjects. Over 135,000 associates participated with an investment of 3.3 million man-hours.

"Our People Make the Difference" is not only a slogan but it also reflects the interest that each person feels for his/her peers and this is evident every single day. An example of this is Elvis Ernesto Mendivil Dorado, from our Mexicali Wal-Mart Supercenter. Elvis needed a kidney transplant and colleagues from the four corners of Mexico generously contributed to finance the surgery, allowing him to fully recover and continue working with us.


84,607
associates
Number of Associates
90,000
80,000
70,000
60,000
50,000
00
01



WALMEX and the Community

As one of the most important corporate citizens of Mexico, Walmex feels it is extremely important to contribute to the social development of the country. We are proud to say that we have been recognized as a "Socially Responsible Company", a distinction that was granted for the first time in Mexico in 2001.

The clearest evidence of our social concern is through our **"Every Day Low Prices"** philosophy, which reduces the cost of living for large sectors of society, and by creating stable jobs. Our company also participates socially in other ways:

- **Food Banks:** During 2001 the company delivered fresh goods to 23 Food Banks in the country, and also to private charity institutions and to four municipal DIFs. 630 charity institutions and 1,220 rural and indigenous institutions and marginal zones are affiliated with these Food Banks. Our donations benefited 380,000 persons.

- **Anonymous Heroes:** This program is implemented in each unit to identify and recognize persons in the community that excel due to their humanitarian actions. A total of 490 persons were recognized in 2001.

- **Support Program for Missing Persons:** Wal-Mart de Mexico supports the Mexican Association of Missing or Abducted Children by placing in our stores posters with information on missing or abducted children. 60 persons were found in 2001.

- **Disabled Athletes Support Program:** Our company supports disabled athletes who represent our country in several competitions in Europe, Asia and Latin America.

- **Donations to the Mexican Red Cross:** The company gives part of the revenues generated by sales of the company magazine "Siempre en Familia" to this worthy cause.

- **Give a Smile Away:** In this program our store associates and the customers cooperate to acquire and give children or senior citizens, the gifts they would like to receive for Christmas. Gifts were given to 32,125 persons in 2001. Also, in another event that took place on Three Kings' Day, Sam's Club donated 19,000 toys.



Financial Summary

in millions of dollars as of December 31, 2001

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
GDP Growth *(%)*	-0.3	6.9	3.7	4.8	6.8	5.1	-6.2	4.5	1.9	3.5
Annual Inflation *(%)*	4.4	9.0	12.3	18.6	15.7	27.7	52.0	7.1	8.0	11.9
Peso Devaluation (%)	-4.8	1.3	-3.9	22.5	2.2	2.6	55.7	59.0	-0.3	1.3
Exchange Rate *(PESO/DOLLAR)*	9.16	9.62	9.50	9.88	8.07	7.89	7.69	4.94	3.11	3.12
Average Interest Rate *(28 DAY CETES, %)*	11.36	15.25	21.47	24.76	19.80	31.35	48.52	14.08	14.88	15.65
RESULTS										
Net Sales	9,669	8,430	7,550	7,182	6,492	5,897	6,350	6,774	5,662	4,940
GROWTH	*15%*	*12%*	*5%*	*11%*	*10%*	*-7%*	*-6%*	*20%*	*15%*	*21%*
Gross Profit	1,967	1,689	1,502	1,404	1,318	1,124	1,198	1,428	1,232	1,151
PROFIT MARGIN	*20.3%*	*20.0%*	*19.9%*	*19.6%*	*20.3%*	*19.1%*	*18.9%*	*21.1%*	*21.8%*	*23.3%*
Operating Expenses	1,408	1,243	1,123	1,136	1,068	906	1,027	1,027	917	857
AS PERCENTAGE OF SALES	*14.6%*	*14.7%*	*14.9%*	*15.8%*	*16.4%*	*15.4%*	*16.2%*	*15.2%*	*16.2%*	*17.3%*
Operating Income	559	446	379	268	250	218	171	401	315	294
AS PERCENTAGE OF SALES	*5.8%*	*5.3%*	*5.0%*	*3.7%*	*3.8%*	*3.7%*	*2.7%*	*5.9%*	*5.6%*	*5.9%*
GROWTH	*25%*	*18%*	*42%*	*7%*	*15%*	*27%*	*-57%*	*27%*	*7%*	*32%*
EBITDA	743	624	547	421	390	352	318	522	409	373
AS PERCENTAGE OF SALES	*7.7%*	*7.4%*	*7.2%*	*5.9%*	*6.0%*	*6.0%*	*5.0%*	*7.7%*	*7.2%*	*7.5%*
Comprehensive Financial Income	138	157	171	228	186	202	309	88	132	151
Income Before Tax	675	587	563	500	462	434	480	464	440	429
Income Tax & Employees' Profit Sharing	217	180	126	143	111	105	115	138	123	123
Income Before Extraordinary Items	458	407	437	357	351	329	366	326	318	306
GROWTH	*13%*	*-7%*	*23%*	*2%*	*7%*	*-10%*	*12%*	*3%*	*4%*	*18%*
Net Income	458	407	441	388	601	412	395	435	410	403
GROWTH	*13%*	*-8%*	*14%*	*-36%*	*46%*	*4%*	*-9%*	*6%*	*2%*	*29%*
Cash Generated	865	774	723	623	583	535	524	604	538	507
FINANCIAL POSITION										
Cash	1,026	1,368	1,156	1,052	1,075	878	756	635	772	867
Inventories	963	896	867	731	792	666	649	796	525	430
Other Assets	207	160	149	113	212	492	462	493	344	79
Fixed Assets	3,512	3,243	3,101	3,060	2,982	2,863	3,109	3,482	2,419	1,715
Total Assets	5,708	5,667	5,273	4,956	5,061	4,899	4,976	5,406	4,060	3,091
Suppliers	1,343	1,419	1,274	1,079	1,188	1,036	979	1,207	907	749
Other Liabilities	778	743	165	186	113	107	182	205	256	362
Shareholders' Equity	3,587	3,505	3,834	3,691	3,760	3,756	3,815	3,994	2,897	1,980
Total Liabilities and Shareholders' Equity	5,708	5,667	5,273	4,956	5,061	4,899	4,976	5,406	4,060	3,091
OTHER INFORMATION AT THE END OF THE YEAR										
Number of Units	550	496	458	414	388	369	352	331	264	229
Number of Associates	84,607	74,790	70,700	61,145	57,649	49,510	47,129	46,898	39,934	35,321
Outstanding Shares (Millions)	4,444	4,474	4,536	4,656	4,809	3,200	3,200	3,200	3,200	3,200

Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2 to the accompanying financial statements, effective January 1, 2000, the Company adopted the requirements of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Agustin Aguilar

Mexico City, January 31, 2002

OPINION OF THE STATUTORY AUDITOR

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2001, presented to you by the Board of Directors.

I, or in my absence the alternate statutory auditor, attended the Shareholders' and the Board of Directors' meetings to which I was summoned and I obtained from the board members and the Company's officers the information on the Company's operations, documentation and records that I considered necessary for examination. I conducted my review in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2001, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 31, 2002

Consolidated Balance Sheets

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2001

	DECEMBER 31 2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 9,399,432	Ps. 12,524,454
Accounts receivable	1,587,967	1,199,269
Inventories	8,815,383	8,203,112
Prepaid expenses	308,786	262,967
Total current assets	20,111,568	22,189,802
Net property and equipment (Note 4)	32,160,612	29,700,545
Total assets	**Ps. 52,272,180**	**Ps. 51,890,347**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 12,299,350	Ps. 12,991,453
Other accounts payable	2,114,261	2,094,838
Total current liabilities	14,413,611	15,086,291
Deferred income tax (Note 9)	5,009,574	4,671,371
Reserve for seniority premiums (Note 7)	650	33,873
Total liabilities	19,423,835	19,791,535
Shareholders' equity (Note 8):		
Capital stock	10,313,951	10,345,013
Legal reserve	1,764,373	1,579,124
Retained earnings	23,175,414	21,236,705
Reserve for repurchase of shares	3,682,163	4,278,357
Accumulated result of restatement	(6,975,561)	(6,533,977)
Premium on sale of shares	1,902,322	1,915,774
Employee stock option plan fund	(1,014,317)	(722,184)
Total shareholders' equity	32,848,345	32,098,812
Total liabilities and shareholders' equity	**Ps. 52,272,180**	**Ps. 51,890,347**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2001

	YEAR ENDED DECEMBER 31 2001	2000
Net sales	Ps. 88,540,630	Ps. 77,200,517
Cost of sales	(70,532,253)	(61,732,625)
Operating expenses	(12,892,929)	(11,380,445)
Operating income	5,115,448	4,087,447
Comprehensive financing income:		
Financial income – net	1,115,571	1,376,224
Exchange gain	43,935	31,693
Monetary position gain	101,505	28,593
	1,261,011	1,436,510
Other expenses – net	(194,292)	(149,890)
Income before income tax and employee profit sharing	6,182,167	5,374,067
Income tax and employee profit sharing (Note 9)	(1,988,247)	(1,650,974)
Net income	**Ps. 4,193,920**	**Ps. 3,723,093**
Earnings per share (in pesos)	**Ps. 0.941**	**Ps. 0.828**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2001 and 2000
(Notes 1, 2, 8 and 9)
Thousands of Mexican pesos with purchasing power at December 31, 2001

	CAPITAL STOCK	LEGAL RESERVE
Balances at January 1, 2000	Ps. 10,413,879	Ps. 1,381,648
Movements in employee stock option plan fund		
Increase in legal reserve		197,476
Increase in reserve for repurchase of shares		
Repurchase of shares	(68,866)	
Initial effect of deferred income tax (Note 9)		
Comprehensive income		
Balances at December 31, 2000	10,345,013	1,579,124
Movements in employee stock option plan fund		
Increase in legal reserve		185,249
Repurchase of shares	(31,062)	
Dividends declared and paid		
Comprehensive income		
Balances at December 31, 2001	**Ps. 10,313,951**	**Ps. 1,764,373**

The accompanying notes are an integral part of these financial statements.

RETAINED EARNINGS	RESERVE FOR REPURCHASE OF SHARES	ACCUMULATED RESULT OF RESTATEMENT	PREMIUM ON SALE OF SHARES	EMPLOYEE STOCK OPTION PLAN FUND	TOTAL
Ps. 24,289,762	Ps. 3,308,091	Ps. (5,760,959)	Ps. 1,914,288	Ps. (437,596)	Ps. 35,109,113
			1,486	(284,588)	(283,102)
(197,476)					
(2,225,058)	2,225,058				
	(1,254,792)				(1,323,658)
(4,353,616)					(4,353,616)
3,723,093		(773,018)			2,950,075
21,236,705	4,278,357	(6,533,977)	1,915,774	(722,184)	32,098,812
			(13,452)	(292,133)	(305,585)
(185,249)					
	(596,194)				(627,256)
(2,069,962)					(2,069,962)
4,193,920		(441,584)			3,752,336
Ps. 23,175,414	**Ps. 3,682,163**	**Ps. (6,975,561)**	**Ps. 1,902,322**	**Ps. (1,014,317)**	**Ps. 32,848,345**

Consolidated Statements of Changes in Financial Position

(Notes 1 and 2)
Thousands of Mexican pesos with purchasing power at December 31, 2001

	YEAR ENDED DECEMBER 31 2001	2000
OPERATING ACTIVITIES		
Net income	Ps. 4,193,920	Ps. 3,723,093
Charges not requiring use of resources:		
Depreciation	1,690,726	1,626,960
Seniority premiums	12,129	12,077
Provision for deferred taxes	251,092	188,124
	6,147,867	5,550,254
Changes in:		
Accounts receivable	(388,698)	(8,951)
Inventories	(971,465)	(865,962)
Prepaid expenses	(45,819)	(86,369)
Accounts payable to suppliers	(692,103)	1,328,403
Other payables	19,423	646,623
Reserve for seniority premiums	(46,321)	(44,862)
Resources provided by operating activities	4,022,884	6,519,136
FINANCING ACTIVITIES		
Payment of dividends	(2,069,962)	–
Repurchase of shares	(627,256)	(1,323,658)
Resources used in financing activities	(2,697,218)	(1,323,658)
INVESTING ACTIVITIES		
Purchase of property and equipment	(4,231,567)	(3,194,234)
Sale and retirement of property and equipment	86,464	224,764
Employee stock option plan – net	(305,585)	(283,102)
Resources used in investing activities	(4,450,688)	(3,252,572)
Net (decrease) increase in cash and cash equivalents	(3,125,022)	1,942,906
Cash and cash equivalents at beginning of year	12,524,454	10,581,548
Cash and cash equivalents at end of year	**Ps. 9,399,432**	**Ps. 12,524,454**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

At December 31, 2001 and 2000
Thousands of Mexican pesos with purchasing power at December 31, 2001, unless otherwise indicated

Note 1 Description of the Business:
Wal-Mart de Mexico, S.A. de C.V. (WALMEX or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation.

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 105 (80 in 2000) discount stores, 44 (40 in 2000) Superama supermarkets, 46 (38 in 2000) Sam's Club membership self-service wholesale stores and 62 (67 in 2000) Wal-Mart Supercenter hypermarkets with apparel, general merchandise and supermarket departments.
Suburbia	Operation of 51 (53 in 2000) Suburbia discount family apparel stores.
Vips	Operation of 195 (176 in 2000) Vips restaurants serving international cuisine, 40 (31 in 2000) El Porton restaurants serving Mexican food and 7 (11 in 2000) restaurants specializing in Italian food.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group.

Note 2 Significant Accounting Policies:
The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 1. All intercompany balances and transactions were eliminated in consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants.

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no derivatives.

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. The most important inflation accounting concepts and procedures are described below.

   The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI), as well as deferred income tax on the restatement of nonmonetary assets.

The net monetary position result is determined by applying the NCPI to average net monetary assets and liabilities during the period.

h. The employee stock option plan fund is comprised of 51,050,781 series "C" WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission. During the period from January 1 through December 31, 2001, 15,312,394 shares were assigned to the plan and rights to 2,041,928 shares were exercised.

In accordance with current policies, Company executives may acquire the shares as follows: shares assigned before 2000, in 2001 and 2002, in equal parts in the succeeding five years. In all instances, the right to exercise a stock purchase option expires in a period of ten years from the time the option is granted.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations. All other payments accruing to employees or their beneficiaries in the event of separation or death in terms of Mexican labor law are charged to income, if and when the expense is incurred.

j. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

k. Requirements of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants, went into effect on January 1, 2000. Basically, the Bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

As specified in the Bulletin, the accumulated effect of the requirements at the beginning of 2000 was applied to shareholders' equity, without restructuring the financial statements of prior years.

The Bulletin does not significantly affect how employee profit sharing is accounted for. Employee profit sharing is to be charged to results of operations and represents a current liability payable in period of less than one year.

l. Requirements of Mexican accounting Bulletin B-4, Comprehensive Income, issued by the Mexican Institute of Public Accountants, went into effect on January 1, 2001. The Bulletin establishes new rules with respect to the presentation of comprehensive income and its component elements. The adoption of this Bulletin has no effect on net income of the period or on the investment of shareholders. Comprehensive income consists of net income of the period plus current year restatement.

Note 3 Segment Information:

An analysis of segment information is as follows at December 31, 2001 and 2000:

	SELF-SERVICE STORES				OTHER SEGMENTS			
	2001		2000		2001		2000	
Sales	Ps.	79,341,596	Ps.	68,486,600	Ps.	9,199,034	Ps.	8,713,917
Assets	Ps.	35,616,581	Ps.	34,309,202	Ps.	5,964,643	Ps.	6,234,722
Liabilities	Ps.	12,226,919	Ps.	12,580,557	Ps.	1,370,604	Ps.	1,613,471

Note 4 Property and Equipment:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	DECEMBER 31			
		2001		2000
Land	**Ps.**	**12,563,078**	**Ps.**	**11,873,872**
Buildings	Ps.	11,724,663	Ps.	10,658,073
Facilities and leasehold improvements		6,407,580		5,581,301
		18,132,243		16,239,374
Less:				
Accumulated depreciation		5,228,015		4,831,027
	Ps.	**12,904,228**	**Ps.**	**11,408,347**
Furniture and equipment	Ps.	12,273,349	Ps.	11,622,391
Less:				
Accumulated depreciation		6,352,998		5,748,063
	Ps.	**5,920,351**	**Ps.**	**5,874,328**
Construction in progress	**Ps.**	**772,955**	**Ps.**	**543,998**
Total	**Ps.**	**32,160,612**	**Ps.**	**29,700,545**

Rental expense for the years ended December 31, 2001 and 2000 was Ps. 862,052 and Ps. 781,274 respectively.

Note 5 Related Party Balances and Transactions:

Accounts payable to suppliers include the following balances due to related parties:

	DECEMBER 31			
		2001		2000
Wal-Mart Stores, Inc.	Ps.	130,647	Ps.	96,950
CMA USA, L.C.		560,723		528,196
	Ps.	**691,370**	**Ps.**	**625,146**

In the years ended December 31, 2001 and 2000, the Company had the following transactions with related parties:

	DECEMBER 31			
		2001		2000
Payment of services and royalties	**Ps.**	**449,896**	**Ps.**	**356,743**
Imported merchandise for sale	**Ps.**	**2,795,697**	**Ps.**	**2,048,369**

Note 6 Foreign Currency Denominated Assets, Liabilities and Commitments:
An analysis is as follows:

		DECEMBER 31 2001		2000
		THOUSANDS OF U.S. DOLLARS		
Assets	US$	132,989	US$	130,337
Liabilities	US$	125,452	US$	97,401
Commitments			US$	26,600

There were no commitments at December 31, 2001. At December 31, 2000 there were commitments to purchase equipment.

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

		DECEMBER 31 2001		2000
		THOUSANDS OF U.S. DOLLARS		
Merchandise for sale	US$	632,211	US$	439,052
Technical assistance, services and royalties	US$	49,152	US$	36,396

The exchange rate at December 31, 2001, used to translate U.S. dollar denominated balances was Ps. 9.1575 (Ps. 9.6225 at December 31, 2000) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 9.1475 per U.S. dollar.

Note 7 Reserve for Seniority Premiums:
The Company set up a trust fund to cover the payment of seniority premiums accruing to employees.

An analysis of seniority premium assets, liabilities and costs is as follows:

		DECEMBER 31 2001		2000
Current benefit obligation	Ps.	124,485	Ps.	111,086
Projected benefit obligation	Ps.	142,308	Ps.	126,440
Plan assets		141,658		92,567
Net projected liability	Ps.	650	Ps.	33,873
Net period cost	Ps.	12,129	Ps.	12,077

In 2001 and 2000, the discount rate used to determine the present value of this labor obligation was 5.5% (net rate). The rate for salary increases was 2.5% (net rate).

Note 8 Shareholders' Equity:
a. Ordinary and extraordinary shareholders' meetings.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2001:

1. Cancellation of 58,346,702 series "C" shares and 61,000 series "V" shares that were repurchased by the Company.
2. Increase of Ps. 178,309 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 185,249.

3. Approval of the proposed payment of dividends of Ps. 0.45 (nominal pesos) per share of capital stock, irrespective of the series.

The following resolutions were adopted at shareholders' meetings held on February 25, 2000:

Ordinary meeting

1. Increase of Ps. 177,501 (nominal pesos) in legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 197,476.
2. Cancellation of 170,000,000 series "C" shares and 112,000,000 series "V" shares, previously repurchased by the Company.
3. Increase of Ps. 2,000,000 (nominal pesos) in reserve for repurchase of shares through charge to retained earnings. The increase in constant pesos was Ps. 2,225,058.

Extraordinary meeting

4. Merger of subsidiaries Inmobiliaria Magresta, S. de R.L. de C.V., Blancet, S. de R.L. de C.V. and Ardnas, S. de R.L. de C.V. into Cifra, S.A. de C.V.
5. Change in corporate name from Cifra, S.A. de C.V. to Wal-Mart de Mexico, S.A. de C.V.

b. The Company's shareholders have established a reserve for the repurchase of shares. At December 31, 2001 and 2000, capital stock was reduced as follows through the repurchase of shares:

		2001		2000
Number of series "V" shares		112,061,000		112,061,000
Number of series "C" shares		253,080,902		223,065,902
Total number of repurchased shares		**365,141,902**		**335,126,902**
Theoretical historical value	**Ps.**	**370,047**	**Ps.**	**339,629**
Theoretical restated value	**Ps.**	**456,142**	**Ps.**	**425,080**

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for repurchase of shares.

c. An analysis of historical capital stock at December 31, 2001 and 2000 is as follows:

CAPITAL STOCK		2001		2000
Fixed	Ps.	525,000	Ps.	525,000
Variable		3,978,553		4,008,971
Total	**Ps.**	**4,503,553**	**Ps.**	**4,533,971**

Capital stock at December 31, 2001 and 2000 consisted of the following registered shares with no par value:

	NUMBER OF SHARES	
SERIES	2001	2000
Series "V" free subscription common shares with voting rights	3,909,124,724	3,909,124,724
Series "C" free subscription shares without voting rights	534,733,374	564,748,374
Total number of shares	**4,443,858,098**	**4,473,873,098**

Maximum authorized capital is Ps. 5,250,000 (historical pesos).

Capital stock at December 31, 2001 and 2000 includes Ps. 508,380 (nominal pesos) in capitalized earnings and Ps. 899,636 (nominal pesos) in capitalized restatement accounts.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the new Mexican Income Tax Law.

e. At December 31, 2001, the tax accounts related to shareholders' equity aggregate Ps. 26,039,011.

Note 9 Income Tax and Employee Profit Sharing:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2001 and 2000 is as follows:

		2001		2000
Current year income tax	Ps.	1,640,639	Ps.	1,404,175
Deferred income tax		455,907		541,692
Subtotal		2,096,546		1,945,867
Monetary position gain on initial effect of deferred taxes		(168,311)		(353,568)
Employee profit sharing		60,012		58,675
Total	**Ps.**	**1,988,247**	**Ps.**	**1,650,974**

The major temporary differences that gave rise to the recognition of a deferred tax liability (asset) in terms of Bulletin D-4 were as follows:

		2001		2000
Property and equipment	Ps.	2,374,284	Ps.	2,212,248
Inventories		2,972,865		2,759,079
Other items, net		(337,575)		(299,956)
Total	**Ps.**	**5,009,574**	**Ps.**	**4,671,371**

The initial effect of these requirements at the beginning of 2000 was a decrease in shareholders' equity and the recognition of a liability of Ps. 4,353,616.

In accordance with the Mexican income tax law in force through December 31, 2001, the corporate income tax rate for 2001 and 2000 was 35%, both for purposes of current year income tax and deferred taxes.

Under the new Mexican income tax law that went into effect on January 1, 2002, the applicable corporate tax rates for 2002 and succeeding years will be as follows:

For 2002	35%
For 2003	34%
For 2004	33%
For 2005 and succeeding years	32%

Board of Directors 2001

CHAIRMAN
Cesareo Fernandez

VICE-CHAIRMAN
Hector M. de Uriarte

DIRECTORS
Eduardo Castro-Wright
Cesareo Fernandez
Charles M. Holley
Rafael Matute
John B. Menzer
Thomas M. Schoewe
Eduardo Solorzano
Hector M. de Uriarte
Ernesto Vega

ALTERNATE DIRECTORS
Mercedes Aragones
Craig R. Herkert
Mark N. Rosen
R. Lee Stucky

SECRETARY
Enrique Ponzanelli

EXAMINER
Alberto Tiburcio

ALTERNATE EXAMINER
Agustin Aguilar

AUDIT COMMITTEE
Charles M. Holley
Thomas M. Schoewe
Hector M. de Uriarte

TICKER SYMBOLS

MEXICAN STOCK EXCHANGE:
Walmex V
Walmex C

ADR'S SPONSORED PROGRAM:
WMMVY

BLOOMBERG:
WalmexV MM
WalmexC MM
WMMVY

REUTERS:
WalmexV.Mx
WalmexC.Mx
WMMVY.Pk

INFORMATION FOR INVESTORS

LISTING:
Mexican Stock Exchange

INVESTOR RELATIONS CONTACTS:
Federico Casillas
(mfcasil@wal-mart.com)

Mariana Rodriguez
(mm9rodr@wal-mart.com)

TELEPHONE:
(52) 55 5283 0100 ext. 8289

ADR'S SPONSORED PROGRAM:
JPMorgan Chase Bank
(depositary bank)
P.O. Box 43013
Providence, RI 02940-3013
Telephone: (1) 888 218-4375

INTERNET ADDRESS:
www.walmartmexico.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

DESIGN: SIGNI, S.C. / PHOTO: COVIAN SANTA MARIA Y ASOCIADOS

Wal-Mart de Mexico, S.A. de C.V.

Corporate Headquarters
Blvd. Manuel Avila Camacho 647
Delegacion Miguel Hidalgo
11220 Mexico, D.F.
Telephone (52) 55 5283 0100

www.walmartmexico.com.mx

SERVICIOS DE AUDITORIA

02 MAR -6 AM 8:29

MANCERA
ERNST & YOUNG

WAL-MART DE MEXICO, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2001 and 2000
With Report of Independent Auditors

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors

Opinion of the Statutory Auditor

Audited Consolidated Financial Statements:

- Balance Sheets
- Statements of Income
- Statements of Changes in Shareholders' Equity
- Statements of Changes in Financial Position
- Notes to Financial Statements

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.eyi.com

Tels. (55) 5283 13 00
Fax. (55) 5283 13 92

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2 to the accompanying financial statements, effective January 1, 2000, the Company adopted the requirements of Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing,* issued by the Mexican Institute of Public Accountants.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Agustín Aguilar

Mexico City, January 31, 2002

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO

OPINION OF THE STATUTORY AUDITOR

To the Shareholders of
Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2001, presented to you by the Board of Directors.

I, or in my absence the alternate statutory auditor, attended the Shareholders' and the Board of Directors' meetings to which I was summoned and I obtained from the board members and the Company's officers the information on the Company's operations, documentation and records that I considered necessary for examination. I conducted my review in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2001, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles.

Alberto Tiburcio
Statutory Auditor

Mexico City, January 31, 2002

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2001

	December 31	
	2001	**2000**
Assets		
Current assets:		
Cash and cash equivalents	Ps. 9,399,432	Ps. 12,524,454
Accounts receivable	1,587,967	1,199,269
Inventories	8,815,383	8,203,112
Prepaid expenses	308,786	262,967
Total current assets	20,111,568	22,189,802
Net property and equipment (Note 4)	32,160,612	29,700,545
Total assets	Ps. 52,272,180	Ps. 51,890,347
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 12,299,350	Ps. 12,991,453
Other accounts payable	2,114,261	2,094,838
Total current liabilities:	14,413,611	15,086,291
Deferred income tax (Note 9)	5,009,574	4,671,371
Reserve for seniority premiums (Note 7)	650	33,873
Total liabilities	19,423,835	19,791,535
Shareholders' equity (Note 8):		
Capital stock	10,313,951	10,345,013
Legal reserve	1,764,373	1,579,124
Retained earnings	23,175,414	21,236,705
Reserve for repurchase of shares	3,682,163	4,278,357
Accumulated result of restatement	(6,975,561)	(6,533,977)
Premium on sale of shares	1,902,322	1,915,774
Employee stock option plan fund	(1,014,317)	(722,184)
Total shareholders' equity	32,848,345	32,098,812
Total liabilities and shareholders' equity	Ps. 52,272,180	Ps. 51,890,347

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2001

	Year ended December 31	
	2001	**2000**
Net Sales	Ps. 88,540,630	Ps. 77,200,517
Cost of sales	(70,532,253)	(61,732,625)
Operating expenses	(12,892,929)	(11,380,445)
Operating income	5,115,448	4,087,447
Comprehensive financing income:		
Financial income-net	1,115,571	1,376,224
Exchange gain	43,935	31,693
Monetary position gain	101,505	28,593
	1,261,011	1,436,510
Other expenses-net	(194,292)	(149,890)
Income before income tax and employee profit sharing	6,182,167	5,374,067
Income tax and employee profit sharing (Note 9)	(1,988,247)	(1,650,974)
Net income	Ps. 4,193,920	Ps. 3,723,093
Earnings per share (in pesos)	Ps. 0.941	Ps. 0.828

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Notes 1, 2, 8 and 9)

Thousands of Mexican pesos with purchasing power at December 31, 2001

	Capital stock	Legal reserve	Retained earnings	Reserve for repurchase of shares	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Balances at January 1, 2000	Ps.10,413,879	Ps.1,381,648	Ps. 24,289,762	Ps. 3,308,091	Ps. (5,760,959)	Ps. 1,914,288	Ps. (437,596)	Ps. 35,109,113
Movements in employee stock option plan fund						1,486	(284,588)	(283,102)
Increase in legal reserve		197,476	(197,476)					
Increase in reserve for repurchase of shares			(2,225,058)	2,225,058				
Repurchase of shares	(68,866)			(1,254,792)				(1,323,658)
Initial effect of deferred income tax (Note 9)			(4,353,616)					(4,353,616)
Comprehensive income			3,723,093		(773,018)			2,950,075
Balances at December 31, 2000	10,345,013	1,579,124	21,236,705	4,278,357	(6,533,977)	1,915,774	(722,184)	32,098,812
Movements in employee stock option plan fund						(13,452)	(292,133)	(305,585)
Increase in legal reserve		185,249	(185,249)					
Repurchase of shares	(31,062)			(596,194)				(627,256)
Dividends declared and paid			(2,069,962)					(2,069,962)
Comprehensive income			4,193,920		(441,584)			3,752,336
Balances at December 31, 2001	Ps. 10,313,951	Ps. 1,764,373	Ps. 23,175,414	Ps. 3,682,163	Ps. (6,975,561)	Ps. 1,902,322	Ps.(1,014,317)	Ps. 32,848,345

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2001

	Year ended December 31	
	2001	**2000**
Operating activities		
Net income	Ps. 4,193,920	Ps. 3,723,093
Charges not requiring use of resources:		
Depreciation	1,690,726	1,626,960
Seniority premiums	12,129	12,077
Provision for deferred taxes	251,092	188,124
	6,147,867	5,550,254
Changes in:		
Accounts receivable	(388,698)	(8,951)
Inventories	(971,465)	(865,962)
Prepaid expenses	(45,819)	(86,369)
Accounts payable to suppliers	(692,103)	1,328,403
Other payables	19,423	646,623
Reserve for seniority premiums	(46,321)	(44,862)
Resources provided by operating activities	4,022,884	6,519,136
Financing activities		
Payment of dividends	(2,069,962)	
Repurchase of shares	(627,256)	(1,323,658)
Resources used in financing activities	(2,697,218)	(1,323,658)
Investing activities		
Purchase of property and equipment	(4,231,567)	(3,194,234)
Sale and retirement of property and equipment	86,464	224,764
Employee stock option plan-net	(305,585)	(283,102)
Resources used in investing activities	(4,450,688)	(3,252,572)
Net (decrease) increase in cash and cash equivalents	(3,125,022)	1,942,906
Cash and cash equivalents at beginning of year	12,524,454	10,581,548
Cash and cash equivalents at end of year	Ps. 9,399,432	Ps. 12,524,454

The accompanying notes are an integral part of these financial statements.

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2001 AND 2000

Thousands of Mexican pesos with purchasing power at December 31, 2001, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (**WALMEX** or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	Line of Business
Nueva Wal-Mart	Operation of 105 (80 in 2000) discount stores, 44 (40 in 2000) Superama supermarkets, 46 (38 in 2000) Sam's Club membership self-service wholesale stores and 62 (67 in 2000) Wal-Mart Supercenter hypermarkets with apparel, general merchandise and supermarket departments.
Suburbia	Operation of 51 (53 in 2000) Suburbia discount family apparel stores.
Vips	Operation of 195 (176 in 2000) Vips restaurants serving international cuisine, 40 (31 in 2000) El Porton restaurants serving Mexican food and 7 (11 in 2000) restaurants specializing in Italian food.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 1. All intercompany balances and transactions were eliminated in consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants.

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no derivatives.

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. The most important inflation accounting concepts and procedures are described below:

The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI), as well as deferred income tax on the restatement of nonmonetary assets.

The net monetary position result is determined by applying the NCPI to average net monetary assets and liabilities during the period.

h. The employee stock option plan fund is comprised of 51,050,781 series "C" **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission. During the period from January 1 through December 31, 2001, 15,312,394 shares were assigned to the plan and rights to 2,041,928 shares were exercised.

In accordance with current policies, Company executives may acquire the shares as follows: shares assigned before 2000, in 2001 and 2002, in equal parts in the succeeding five years. In all instances, the right to exercise a stock purchase option expires in a period of ten years from the time the option is granted.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations. All other payments accruing to employees or their beneficiaries in the event of separation or death in terms of Mexican labor law are charged to income, if and when the expense is incurred.

j. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

k. Requirements of Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing*, issued by the Mexican Institute of Public Accountants, went into effect on January 1, 2000. Basically, the Bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

As specified in the Bulletin, the accumulated effect of the requirements at the beginning of 2000 was applied to shareholders' equity, without restructuring the financial statements of prior years.

The Bulletin does not significantly affect how employee profit sharing is accounted for. Employee profit sharing is to be charged to results of operations and represents a current liability payable in period of less than one year.

l. Requirements of Mexican accounting Bulletin B-4, *Comprehensive Income*, issued by the Mexican Institute of Public Accountants, went into effect on January 1, 2001. The Bulletin establishes new rules with respect to the presentation of comprehensive income and its component elements. The adoption of this Bulletin has no effect on net income of the period or on the investment of shareholders. Comprehensive income consists of net income of the period plus current year restatement.

NOTE 3 - SEGMENT INFORMATION:

An analysis of segment information is as follows at December 31, 2001 and 2000:

	Self-service stores		Other segments	
	2001	2000	2001	2000
Sales	Ps. 79,341,596	Ps. 68,486,600	Ps. 9,199,034	Ps. 8,713,917
Assets	Ps. 35,616,581	Ps. 34,309,202	Ps. 5,964,643	Ps. 6,234,722
Liabilities	Ps. 12,226,919	Ps. 12,580,557	Ps. 1,370,604	Ps. 1,613,471

NOTE 4 - PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	December 31 2001	December 31 2000
Land	Ps. 12,563,078	Ps. 11,873,872
Buildings	Ps. 11,724,663	Ps. 10,658,073
Facilities and leasehold improvements	6,407,580	5,581,301
	18,132,243	16,239,374
Less: Accumulated depreciation	5,228,015	4,831,027
	Ps. 12,904,228	Ps. 11,408,347
Furniture and equipment	Ps. 12,273,349	Ps. 11,622,391
Less: Accumulated depreciation	6,352,998	5,748,063
	Ps. 5,920,351	Ps. 5,874,328
Construction in progress	Ps. 772,955	Ps. 543,998
T o t a l	Ps. 32,160,612	Ps. 29,700,545

Rental expense for the years ended December 31, 2001 and 2000 was Ps. 862,052 and Ps. 781,274, respectively.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers include the following balances due to related parties:

	December 31 2001	December 31 2000
Wal-Mart Stores, Inc.	Ps. 130,647	Ps. 96,950
CMA USA, L.C.	560,723	528,196
	Ps. 691,370	Ps. 625,146

In the years ended December 31, 2001 and 2000, the Company had the following transactions with related parties:

	December 31	
	2001	2000
Payment of services and royalties	Ps 449,896	Ps. 356,743
Imported merchandise for sale	Ps. 2,795,697	Ps. 2,048,369

NOTE 6 - FOREIGN CURRENCY DENOMINATED ASSETS, LIABILITIES AND COMMITMENTS:

An analysis is as follows:

	December 31	
	2001	2000
	Thousands of U.S. dollars	
Assets	US$ 132,989	US$ 130,337
Liabilities	US$ 125,452	US$ 97,401
Commitments		US$ 26,600

There were no commitments at December 31, 2001. At December 31, 2000 there were commitments to purchase equipment.

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	December 31	
	2001	2000
	Thousands of U.S. dollars	
Merchandise for sale	US$ 632,211	US$ 439,052
Technical assistance services and royalties	US$ 49,152	US$ 36,396

The exchange rate at December 31, 2001, used to translate U.S. dollar denominated balances was Ps. 9.1575 (Ps. 9.6225 at December 31, 2000) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 9.1475 per U.S. dollar.

NOTE 7 - RESERVE FOR SENIORITY PREMIUMS:

The Company set up a trust fund to cover the payment of seniority premiums accruing to employees.

An analysis of seniority premium assets, liabilities and costs is as follows:

	December 31	
	2001	2000
Current benefit obligation	Ps. 124,485	Ps. 111,086
Projected benefit obligation	Ps. 142,308	Ps. 126,440
Plan assets	141,658	92,567
Net projected liability	Ps. 650	Ps. 33,873
Net period cost	Ps. 12,129	Ps. 12,077

In 2001 and 2000, the discount rate used to determine the present value of this labor obligation was 5.5% (net rate). The rate for salary increases was 2.5% (net rate).

NOTE 8 - SHAREHOLDERS' EQUITY:

a. Ordinary and extraordinary shareholders' meetings.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2001:

1. Cancellation of 58,346,702 series "C" shares and 61,000 series "V" shares that were repurchased by the Company.
2. Increase of Ps. 178,309 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 185,249.
3. Approval of the proposed payment of dividends of Ps. 0.45 (nominal pesos) per share of capital stock, irrespective of the series.

The following resolutions were adopted at shareholders' meetings held on February 25, 2000:

Ordinary meeting

1. Increase of Ps. 177,501 (nominal pesos) in legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 197,476.

2. Cancellation of 170,000,000 series "C" shares and 112,000,000 series "V" shares, previously repurchased by the Company.

3. Increase of Ps. 2,000,000 (nominal pesos) in reserve for repurchase of shares through charge to retained earnings. The increase in constant pesos was Ps. 2,225,058.

Extraordinary meeting

4. Merger of subsidiaries Inmobiliaria Magresta, S. de R.L. de C.V., Blancet, S. de R.L. de C.V. and Ardnas, S. de R.L. de C.V. into Cifra, S.A. de C.V.

5. Change in corporate name from Cifra, S.A. de C.V. to Wal-Mart de Mexico, S.A. de C.V.

b. The Company's shareholders have established a reserve for the repurchase of shares. At December 31, 2001 and 2000, capital stock was reduced as follows through the repurchase of shares:

	2001	2000
Number of series "V" shares	112,061,000	112,061,000
Number of series "C" shares	253,080,902	223,065,902
Total number of repurchased shares	365,141,902	335,126,902
Theoretical historical value	Ps. 370,047	Ps. 339,629
Theoretical restated value	Ps. 456,142	Ps. 425,080

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for repurchase of shares.

c. An analysis of historical capital stock at December 31, 2001 and 2000 is as follows:

Capital stock	2001	2000
Fixed	Ps. 525,000	Ps. 525,000
Variable	3,978,553	4,008,971
Total	Ps. 4,503,553	Ps. 4,533,971

Capital stock at December 31, 2001 and 2000 consisted of the following registered shares with no par value:

	Number of shares	
Series	2001	2000
Series "V" free subscription common shares with voting rights	3,909,124,724	3,909,124,724
Series "C" free subscription shares without voting rights	534,733,374	564,748,374
Total number of shares	4,443,858,098	4,473,873,098

Maximum authorized capital is Ps. 5,250,000 (historical pesos).

Capital stock at December 31, 2001 and 2000 includes Ps. 508,380 (nominal pesos) in capitalized earnings and Ps. 899,636 (nominal pesos) in capitalized restatement accounts.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the new Mexican Income Tax Law.

e. At December 31, 2001, the tax accounts related to shareholders' equity aggregate Ps. 26,039,011.

NOTE 9 – INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Current year income tax	Ps. 1,640,639	Ps. 1,404,175
Deferred income tax	455,907	541,692
Subtotal	2,096,546	1,945,867
Monetary position gain on initial effect of deferred taxes	(168,311)	(353,568)
Employee profit sharing	60,012	58,675
Total	Ps. 1,988,247	Ps. 1,650,974

The major temporary differences that gave rise to the recognition of a deferred tax liability (asset) in terms of Bulletin D-4 were as follows:

	2001	2000
Property and equipment	Ps. 2,374,284	Ps. 2,212,248
Inventories	2,972,865	2,759,079
Other items, net	(337,575)	(299,956)
Total	Ps. 5,009,574	Ps. 4,671,371

The initial effect of these requirements at the beginning of 2000 was a decrease in shareholders' equity and the recognition of a liability of Ps. 4,353,616.

In accordance with the Mexican income tax law in force through December 31, 2001, the corporate income tax rate for 2001 and 2000 was 35%, both for purposes of current year income tax and deferred taxes.

Under the new Mexican income tax law that went into effect on January 1, 2002, the applicable corporate tax rates for 2002 and succeeding years will be as follows:

For 2002	35%
For 2003	34%
For 2004	33%
For 2005 and succeeding years	32%

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